EXHIBIT 99.1

TransAlta Signs Long-Term Agreement for 700 MW at Centralia Facility Enabling Coal to Natural Gas Conversion

CALGARY, Alberta, Dec. 09, 2025 (GLOBE NEWSWIRE) --

Highlights

  TransAlta to perform coal-to-gas conversion on its Centralia Unit 2 facility in Washington state, with a planned contracted capacity of 700 MW
  The converted facility will deliver reliable power to Puget Sound Energy under a long-term, 16-year fixed price contract through Dec. 31, 2044
  The project is currently projected to deliver a build multiple1 of approximately 5.5 times
  The converted facility maintains TransAlta’s position in its strategic core jurisdiction of the Pacific Northwest and extends the life of one of its legacy assets

TransAlta Corporation (TransAlta or the Company) (TSX: TA) (NYSE: TAC) is pleased to announce that it has signed a long-term tolling agreement (the Agreement) with Puget Sound Energy, Inc. (PSE) to convert its Centralia Unit 2 facility from coal to natural gas-fired generation. The Agreement provides a fixed-price capacity payment that provides PSE the exclusive right to the capacity, energy and ancillary service attributes of, as well as the dispatch rights to, the 700 MW facility.

"Our Centralia facility has a long history of providing reliable and affordable power in the Pacific Northwest region. We are pleased to extend the useful life of this asset and support the ongoing reliability needs of PSE and, by extension, its customers" said John Kousinioris, President and Chief Executive Officer.

"The facility is scheduled to cease coal-fired generation at the end of 2025, and the conversion to natural gas will lower the emission intensity profile of the facility by approximately 50 per cent. We are grateful for the constructive and solution-oriented engagement we have received from the Department of Ecology and other state and local regulatory bodies through the development of this project and we are well positioned to receive required regulatory approvals in a timely manner. This project demonstrates the valuable role that legacy assets can play in supporting the State's clean energy laws and system reliability in a cost effective and timely fashion," added Mr. Kousinioris.

"When the facility re-enters operations, it will generate long-term contracted cash flow for TransAlta, earning a full return on and of capital within the contract term. The Company is well positioned to execute this project given our deep technical, operational and engineering experience gained in previous coal-to-gas conversions," concluded Mr. Kousinioris.

Approximately US$600 million of capital expenditures will be required to extend the useful life of the facility and convert it from coal to natural gas-fired generation, delivering an anticipated build multiple1 of approximately 5.5 times. The target commercial operation date is late-2028 and the facility will operate until the end of 2044 under the terms of the Agreement. TransAlta anticipates declaring a final investment decision (FID) after receipt of all required approvals in early 2027. The Agreement is subject to customary regulatory approvals, including PSE receiving satisfactory approval from the Washington Utilities and Transportation Commission.

1 Build multiple is a non-IFRS ratio which is calculated using capital expenditures and adjusted EBITDA2. We believe build multiple provides investors with a useful measure to evaluate capital projects. Readers are cautioned that our method for calculating build multiple may differ from methods used by other entities. Therefore, it may not be comparable to similar measures presented by other entities.

2 Adjusted EBITDA is a non-IFRS measure. It does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other entities. Adjusted EBITDA is calculated by adjusting earnings before income taxes for certain items that may not be reflective of ongoing business performance. Please refer to the “Non-IFRS and Supplementary Financial Measures” section of our management’s discussion and analysis for the three and nine months ended September 30, 2025 (“MD&A”) for more information about the non-IFRS measures we use, including a reconciliation of adjusted EBITDA to earnings before income tax, the most directly comparable IFRS measure, which section of the MD&A is incorporated by reference herein. The MD&A can be found on SEDAR+ (www.sedarplus.ca) under TransAlta’s profile.

About TransAlta Corporation:
TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers with affordable, energy efficient and reliable power. Today, TransAlta is one of Canada’s largest producers of wind power and Alberta’s largest producer of thermal generation and hydro-electric power. For over 114 years, TransAlta has been a responsible operator and a proud member of the communities where we operate and where our employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and the Future-Fit Business Benchmark, which also defines sustainable goals for businesses. Our reporting on climate change management has been guided by the International Financial Reporting Standards (IFRS) S2 Climate-related Disclosures Standard and the Task Force on Climate-related Financial Disclosures (TCFD) recommendations. TransAlta has achieved a 70 per cent reduction in GHG emissions or 22.7 million tonnes CO2e since 2015 and received an upgraded MSCI ESG rating of AA.

For more information about TransAlta, visit our web site at transalta.com.

Cautionary Statement Regarding Forward-Looking Information
This news release includes “forward-looking information,” within the meaning of applicable Canadian securities laws, and “forward-looking statements,” within the meaning of applicable United States securities laws, including the Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking statements”). Forward-looking statements are not facts, but only predictions and generally can be identified by the use of statements that include phrases such as “may”, “will”, “believe”, “expect”, “estimate”, “anticipate”, “intend”, “plan”, “forecast”, “continue” or other similar words. In particular, this news release contains forward-looking statements about the following, among other things: contracted capacity of 700MW; build multiple; the facility's emission intensity profile; receipt of required regulatory approvals in a timely manner; expected capital expenditure; the target commercial operation date and the timing of a final investment decision with respect to the conversion.

Forward-looking statements and future-oriented financial information in this news release are intended to provide the reader information about management’s current expectations and plans and readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements are subject to important risks and uncertainties and are based on certain key assumptions. All forward-looking statements reflect TransAlta’s beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking statements, you should not put undue reliance on forward-looking statements and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking statements due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to our most recent MD&A and the 2024 Integrated Report, including the section titled “Governance and Risk Management” in our MD&A for the year ended December 31, 2024, filed under TransAlta’s profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission at www.sec.gov.

Note: All financial figures are in Canadian dollars unless otherwise indicated.

For more information:

Investor Inquiries:	Media Inquiries:
Phone: 1-800-387-3598 in Canada and US	Phone: 1-855-255-9184
Email: investor_relations@transalta.com	Email: ta_media_relations@transalta.com